January 15, 2009

VIA EDGAR AND COURIER DELIVERY

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	New Generation Biofuels Holdings, Inc.
Registration Statement on Form S-3
Filed December 24, 2008
File No. 333-156449

Dear Ms. Long:

On behalf of New Generation Biofuels Holdings, Inc. (the “Company”), this letter responds to the staff’s comment letter dated January 12, 2009, with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-156449), filed December 24, 2008 (the “Registration Statement”).

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses.  Where indicated below, the Company has included changes to the disclosure in a pre-effective amendment (the “Amendment”) to the Registration Statement that the Company is filing contemporaneously with this response letter.

We have sent to your attention via courier delivery four (4) courtesy copies of this response letter and clean and marked versions of the Amendment to show changes to the Registration Statement filed on December 24, 2008.

1.           Refer to this section’s third paragraph. You may not qualify information in a prospectus on Form S-3 to exhibits such as New Generation Biofuels’ articles and bylaws outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form.  See Rule 411(a) of Regulation C under the Securities Act. Additionally, you may not qualify information in a prospectus on Form S-3 by reference to the Florida Business Corporation Act. Please revise. Also. please apply this comment to similar language in the last paragraph under “Warrants” on page 6.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure to remove the qualifying language.

2.           Provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure to include the requested information.

3.           Include New Generation Biofuels’ Commission file number for filings made under the Exchange Act.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure to include the Commission file numbers.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (202) 637-5736.

Sincerely,

/s/ Steven M. Kaufman

Steven M. Kaufman

Enclosures

cc:           New Generation Biofuels